                                                                    Exhibit 13.4

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            Washington, D.C. 20549

                                  FORM 10-QSB
(Mark One)
(X)      QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


     For the quarterly period ended          June 30, 2001
                                    ------------------------------
(_)         TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EX-
                                  CHANGE ACT

            For the transition period from                  to
                                           --------------------------------
                          FDIC Certificate No. 34041
                          --------------------------

                      FIRST GASTON BANK OF NORTH CAROLINA
--------------------------------------------------------------------------------
                     (Exact name of small business issuer
                         as specified in its charter)

              North Carolina                                     56-1874452
--------------------------------------------------------------------------------
       (State or other jurisdiction                           (I.R.S. Employer
     of incorporation or organization)                       Identification No.)

            804 South New Hope Road, Gastonia, North Carolina 28054
            -------------------------------------------------------
                   (Address of principal executive offices)

                                (704) 865-4202
                                --------------
                          (Issuer's telephone number)


  --------------------------------------------------------------------------
  (Former name, former address and former fiscal year, if changed since last report)

     Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __
                                                                       ---

               APPLICABLE ONLY TO ISSUER INVOLVED IN BANKRUPTCY

                  PROCEEDINGS DURING THE PRECEDING FIVE YEARS

     Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by court. Yes ___ No ___

                     APPLICABLE ONLY TO CORPORATE ISSUERS

      State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 1,262,319 shares of common
                                                  --------------------------
stock as of June 30, 2001
-------------------------

     Transitional Small Business Disclosure Format (check one):

Yes ___ No  X
           ---

                      FIRST GASTON BANK OF NORTH CAROLINA
                                     INDEX

--------------------------------------------------------------------------------

    PART 1.  FINANCIAL INFORMATION

    ITEM 1.  FINANCIAL STATEMENTS

    Financial Statements:

      Balance Sheets - June 30, 2001 (Unaudited) and December 31, 2000......   3

      Statements of Income (Unaudited)
          Three Months and Six Months Ended June 30, 2001 and 2000..........   4

      Statement of Changes in Stockholders' Equity (Unaudited)
          Six Months Ended June 30, 2001 and 2000...........................   5

      Statements of Cash Flows (Unaudited)
          Six Months Ended June 30, 2001 and 2000...........................   6

      Notes to Financial Statements.........................................   7


    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................   9


 PART II.  OTHER INFORMATION

    ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS............  12

    ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K...............................  12


    Signatures..............................................................  13

                      FIRST GASTON BANK OF NORTH CAROLINA
                                BALANCE SHEETS
                      JUNE 30, 2001 AND DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                          June 30,        December 31,
                                                                            2001              2000
                                                                       --------------    --------------
                                                                        (Unaudited)
Assets

Cash and due from banks                                                $    3,771,062    $    3,962,262
Interest-bearing deposits with banks                                        4,759,405         1,619,713
Investment securities available for sale                                   21,369,456        18,119,409
Restricted equity securities                                                  425,000           232,200

Loans                                                                      90,249,235        84,273,245
   Allowance for loan losses                                               (1,341,354)       (1,283,779)
                                                                       --------------    --------------
   Loans, net                                                              88,907,881        82,989,466

Property and equipment, net                                                 3,596,245         3,119,834
Other assets                                                                1,797,236         1,943,287
                                                                       --------------    --------------
Total assets                                                           $  124,626,285    $  111,986,171
                                                                       ==============    ==============
Liabilities & Stockholders' Equity

Liabilities
Demand deposits                                                        $   12,941,540    $    9,782,325
Interest-bearing demand deposits                                            8,465,934         9,808,801
Savings deposits (including MMDA)                                          17,016,567        15,735,209
Time deposits, $100,000 and over                                           22,504,815        19,345,531
Other time deposits                                                        43,027,248        40,676,444
                                                                       --------------    --------------
   Total deposits                                                         103,956,104        95,348,310

Fed funds purchased                                                                 -         1,210,000
Federal Home Loan Bank advances                                             7,500,000         3,000,000
Other liabilities                                                             856,297           792,341
                                                                       --------------    --------------
Total liabilities                                                         112,312,401       100,350,651
                                                                       --------------    --------------
Commitments and contingencies
Stockholders' Equity
   Common stock $5 par value; authorized - 20,000,000 shares;
     issued and outstanding - 1,262,319 and 1,145,591 at
     June 30, 2001 and December 31, 2000, respectively                      6,311,595         5,737,955
   Additional paid-in capital                                               6,107,257         5,304,534
   Retained income(deficit)                                                  (334,671)          554,426
   Accumulated other comprehensive income                                     229,703            38,605
                                                                       --------------    --------------
Total stockholders' equity                                                 12,313,884        11,635,520
                                                                       --------------    --------------
Total liabilities & stockholders' equity                               $  124,626,285    $  111,986,171
                                                                       ==============    ==============

See accompanying notes to financial statements.

                      FIRST GASTON BANK OF NORTH CAROLINA
                       STATEMENTS OF INCOME (UNAUDITED)
       FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                 Three Months Ended                      Six Months Ended
                                                           -------------------------------      ----------------------------------
                                                           June 30, 2001     June 30, 2000      June 30, 2001        June 30, 2000
                                                           -------------     -------------      -------------        -------------
Interest income
Interest and fees on loans                                 $   1,687,153     $   1,737,251      $   3,820,524        $   3,291,031
Investment securities, taxable                                   302,298           226,031            623,801              426,731
Investment securities, nontaxable                                 30,335            10,448             56,094               12,649
Federal funds sold                                                     -            10,598                  -               28,053
Deposits with banks                                               25,742            35,434             64,135               73,135
                                                           -------------     -------------      -------------        -------------
   Total interest income                                       2,045,528         2,019,762          4,564,554            3,831,599
                                                           -------------     -------------      -------------        -------------
Interest expense
Deposits:
   Demand accounts (including MMDA)                              126,151           175,160            288,606              334,541
   Savings accounts                                               25,163            28,923             50,726               57,266
   Time deposits                                                 930,199           679,602          1,898,744            1,289,895
                                                           -------------     -------------      -------------        -------------
     Total Interest on Deposits                                1,081,513           883,685          2,238,076            1,681,702
Federal funds purchased                                              608               116              1,385                  134
Other borrowed funds                                             104,238            30,865            189,963               39,785
                                                           -------------     -------------      -------------        -------------
Total interest expense                                         1,186,359           914,666          2,429,424            1,721,621
                                                           -------------     -------------      -------------        -------------
Net interest income                                              859,169         1,105,096          2,135,129            2,109,978
Provision for loan losses                                         27,000           130,000            122,000              280,000
                                                           -------------     -------------      -------------        -------------
Net interest income after provision for loan losses              832,169           975,096          2,013,130            1,829,978

Noninterest income
Service charges on deposit accounts                              108,601            83,450            201,969              158,653
Other income                                                     436,385            88,802            483,260              171,708
                                                           -------------     -------------      -------------        -------------
   Total noninterest income                                      544,986           172,252            685,229              330,361
                                                           -------------     -------------      -------------        -------------
Noninterest expense
Salaries and employee benefits                                   555,898           483,064          1,125,218              896,373
Equipment expense                                                 68,415            69,620            132,185              141,312
Occupancy expense                                                 46,631            46,351             95,541               89,907
Other expense                                                    332,620           250,263            645,636              509,533
                                                           -------------     -------------      -------------        -------------
   Total noninterest expenses                                  1,003,564           849,298          1,998,580            1,637,125
                                                           -------------     -------------      -------------        -------------

Net income before income taxes                                   373,591           298,050            699,779              523,214
Income tax expense                                               128,812                 -            212,140                    -
                                                           -------------     -------------      -------------        -------------
Net income                                                 $     244,779     $     298,050      $     487,639        $     523,214
                                                           =============     =============      =============        =============

Basic earnings per share                                   $        0.19     $        0.24      $        0.39        $        0.42
                                                           =============     =============      =============        =============
Diluted earnings per share                                 $        0.20     $        0.24      $        0.39        $        0.41
                                                           =============     =============      =============        =============
Weighted average shares outstanding                            1,262,319         1,260,150          1,262,319            1,260,150
                                                           =============     =============      =============        =============

See accompanying notes to financial statements.

                      FIRST GASTON BANK OF NORTH CAROLINA
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                                                   ACCUMULATED
                                         COMMON STOCK             ADDITIONAL                          OTHER              NET
                                  --------------------------
                                                                    PAID-IN      RETAINED         COMPREHENSIVE     STOCKHOLDERS'
                                    SHARES          AMOUNT          CAPITAL      EARNINGS            INCOME            EQUITY
                                  ----------      ----------      ----------    -----------       -------------     -------------
Balance, December 31, 1999         1,145,527      $5,727,635      $5,294,610      ($585,158)          ($117,462)    $  10,319,625

Exercise of employee
     stock options                     1,584           7,920           7,070                                               14,990

Net income                                                                          523,214                               523,214

Other comprehensive income:
   Unrealized gain(loss) on
   securities available for
   sale                                                                                                 (67,667)          (67,667)
                                                                                                                    -------------
Total comprehensive income                                                                                                455,547
                                  ----------      ----------      ----------    -----------       -------------     -------------
Balance, June 30, 2000             1,147,111      $5,735,555      $5,301,680    $   (61,944)      $    (185,129)    $  10,790,162
                                  ==========      ==========      ==========    ===========       =============     =============

Balance, December 31, 2000         1,147,591      $5,737,955      $5,304,534    $   554,426       $      38,605     $  11,635,520

10% Stock dividend                   114,728         573,640         803,096     (1,376,736)                                    0

Purchase of partial shares                                              (373)                                                (373)

Net income                                                                          487,639                               487,639

Other comprehensive income:
   Unrealized gain(loss) on
   securities available for
   sale                                                                                                 191,098           191,098
                                                                                                                    -------------
Total comprehensive income                                                                                                678,737
                                  ----------      ----------      ----------    -----------       -------------     -------------
Balance, June 30, 2001             1,262,319      $6,311,595      $6,107,257      ($334,671)      $     229,703     $  12,313,884
                                  ==========      ==========      ==========    ===========       =============     =============

See accompanying notes to financial statements.

                      FIRST GASTON BANK OF NORTH CAROLINA
                     STATEMENTS OF CASH FLOWS (UNAUDITED)
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                              Six Months Ended
                                                                    ------------------------------------
                                                                       June 30,              June 30,
                                                                         2001                  2000
                                                                    --------------        --------------
                                                                     (Unaudited)           (Unaudited)
Cash flows from operating activities
Net income                                                          $      487,639        $      523,214
Adjustments to reconcile net income to net cash
   provided by operations:
     Depreciation                                                          144,137               154,404
     Provision for loan losses                                             122,000               280,000
     Deferred compensation                                                  14,055                 9,787
     Net realized gains on securities                                       (7,962)                    -
     Accretion and amortization of securities discounts
        and premiums, net                                                  (54,840)               (5,253)
Change in assets and liabilities:
     Other assets                                                          146,051              (193,911)
     Other liabilities                                                     (48,543)               12,966
                                                                    --------------        --------------

        Net cash provided by operating activities                          802,537               781,207
                                                                    --------------        --------------

Cash flows from investing activities
Increase in interest-bearing deposits with banks                        (3,139,692)            1,924,643
Purchases of securities available for sale                              (6,453,639)           (4,179,809)
Purchase of restricted equity securities                                  (192,800)                    -
Maturities and calls of securities available for sale                    3,185,000               200,000
Sales of securities available for sale                                     370,936
Net increase in loans                                                   (6,040,415)          (12,666,730)
Purchases of premises and equipment                                       (620,548)              (96,919)
                                                                    --------------        --------------

        Net cash used in investing activities                          (12,891,158)          (14,818,815)
                                                                    --------------        --------------

Cash flows from financing activities
Net increase in noninterest-bearing deposits                             3,159,215             4,569,126
Net increase in interest-bearing deposits                                5,448,579             3,995,143
Net increase in federal funds purchased                                 (1,210,000)                    -
Net increase in Federal Home Loan Bank advances                          4,500,000             2,000,000
Issuance of common stock, net of fractional shares                            (373)               14,990
                                                                    --------------        --------------
        Net cash provided by financing activities                       11,897,421            10,579,259

        Net decrease in cash and cash equivalents                         (191,200)           (3,458,349)

Cash and cash equivalents at beginning of period                         3,962,262             6,503,299
                                                                    --------------        --------------
Cash and cash equivalents at end of period                          $    3,771,062        $    3,044,950
                                                                    ==============        ==============
Supplemental disclosure of cash flow information:
     Interest                                                       $    2,396,353        $    1,582,854
                                                                    ==============        ==============
     Income Taxes                                                   $      229,690        $            -
                                                                    ==============        ==============
Supplemental disclosure of noncash investing activities
     Effect on equity of change in unrealized gain (loss)           $      191,098        $      (67,667)
                                                                    ==============        ==============

See accompanying notes to financial statements.

                      FIRST GASTON BANK OF NORTH CAROLINA
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(1)  Presentation of Financial Statements
     ------------------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expense during the reporting periods. Actual results could differ from those estimates.

     In the opinion of management, all adjustments considered necessary to present fairly the results for the interim periods presented have been included (such adjustments are normal and recurring in nature). Operating results for the three months and six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

     Certain reclassifications have been made to the prior year's financial statements to place them on a comparable basis with the current year. The reclassifications do not affect total assets or net income for any of the periods presented.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     The accounting policies followed by the Bank are set forth in Note 1 to the Bank's financial statements for the year ended December 31, 2000 included in the Annual Report (Form 10-KSB) on file with the Federal Deposit Insurance Corporation (FDIC).

     On January 1, 2000 the Bank adopted Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income" ("SFAS No.130"). SFAS No.130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. In accordance with the provisions of SFAS No.130, comparative financial statements presented for earlier periods have been reclassified to reflect the provisions of the Statement.

     Comprehensive income is the change in equity of a bank during the period from transactions and other events and circumstances from nonowner sources. Comprehensive income is divided into net income and other comprehensive income. The Bank's other comprehensive income for the six months ended June 30, 2001 and 2000 consists of unrealized gains and losses on certain investments in debt and equity securities. Comprehensive income for the six months ended June 30, 2001 and 2000 is $678,737 and $455,547, respectively.

(3)  Cash and Cash Equivalents
     -------------------------

     For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash and due from banks," and "Federal funds sold".

(4)  Allowance for Loan Losses
     -------------------------

     The following is a reconciliation of the allowance for loan losses for the six months ended June 30, 2001 and 2000:

                                                    2001              2000
                                                    ----              ----
           Balance at beginning of period       $   1,283,779      $   989,939
           Provision for loan losses                  122,000          280,000
             Charge-offs                              (69,436)        (133,032)
             Recoveries                                 5,011           33,212
                                                -------------      -----------
           Net charge-offs                            (62,425)         (99,820)
                                                -------------      -----------
           Balance at end of period             $   1,341,354      $ 1,170,119
                                                =============      ===========

                      FIRST GASTON BANK OF NORTH CAROLINA
                 NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

(5)  Earnings per Share
     ------------------

     The Bank adopted the provisions of Statement of Financial Accounting Standards No.128 "Earnings per Share", (SFAS No.128) during 1997. The Statement establishes standards for computing and presenting earnings per share (EPS).

     Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if the Bank's dilutive stock options were exercised. The numerator of the basic net income per share computation is the same as the numerator of the diluted net income per share computation for all periods presented. A reconciliation of the denominator of the basic net income EPS computation is as follows:

                                                                            Six Months Ended June 30,
                                                                            2001                2000
                                                                            ----                ----
     Basic EPS denominator: weighted average number
       of common shares outstanding                                       1,262,319           1,260,150
     Dilutive effect arising from assumed exercise of stock options               -               6,399
                                                                          ---------          ----------
     Diluted EPS denominator                                              1,262,319          1,2,66,549
                                                                          =========          ==========

(6)  Commitments and Contingencies
     -----------------------------

     The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit polices in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments at June 30, 2001 and 2000 is as follows:



                                                 June 30, 2001     June 30, 2000
                                                 -------------     -------------
     Commitments to extend credit                $  22,395,221     $  20,006,836
     Standby letters of credit                         240,225           285,005

      Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

FINANCIAL CONDITION

Overview

The Bank earned $487,639 or $.39 basic net income per share for the six months ended June 30, 2001, compared to $523,214 or $.42 basic net income per share for the same period in 2000, adjusted for the effects of a 10% stock dividend. The net income decrease was due to the decreasing interest rate environment coupled with the Bank is paying income taxes for the first time in 2001.

Total assets at June 30, 2001 were $124,626,285, a $12,640,114 or 11.3% increase over total assets at December 31, 2000, which were $111,986,171. The increase in assets was due to growth in net loans of $5,918,415 or 7.1% and growth in securities available for sale of $3,250,047 or 17.9%. During the same period, deposits increased $8,607,794 or 9.0% and other borrowings increased $3,209,000 or 78.1%.

Loans

At June 30, 2001, the loan portfolio totaled $90,249,235 and represented 72.4% of total assets compared to $84,273,245 or 75.3% of total assets at December 31, 2000. The loan-to-deposit ratios for June 30, 2001 and December 31, 2000 were 86.8% and 88.4%, respectively.

Investment Securities

Investment securities totaled $21,369,456 at June 30, 2001, an increase of $3,250,047 or 17.9% from $18,119,409 at December 31, 2000. Net unrealized gains of $348,035 and $58,492 were included in the carrying value of securities classified as available-for-sale at June 30, 2001 and December 31, 2000, respectively. Changes in net unrealized gains and losses were caused by fluctuations in market interest rates rather than by concerns about the issuers' ability to meet their obligations.

For the six months ended June 30, 2001, realized gains on sales and partial calls of available-for-sale securities were $7,962. There were no realized securities sales gains or losses for the six months ended June 30, 2000.

Deposits

Total deposits increased from $95,348,310 at December 31, 2000 to $103,956,104 at June 30, 2001, a $8,607,794 or 9.0% increase. The growth, primarily in demand and time deposits, is attributable to increased advertising by the Bank. As of June 30, 2001, the Bank had $22,504,815 in time deposits of $100,000 or more compared to $19,345,531 for December 31, 2000, an increase of $3,159,284 or 16.3%.

Capital

Total stockholders' equity was $12,313,884 at June 30, 2001, compared to $11,635,520 at December 31, 2000, an increase of $678,364. The increase is due to earnings of $487,639 and unrealized gains on securities available for sale of $191,098.

The Bank is required to meet certain levels of capital as required by its regulator, FDIC. The FDIC has adopted minimum capital regulations that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to its assets in accordance with the guidelines. The Bank maintains capital levels exceeding the minimum levels for well-capitalized banks.

                                              Actual        Required      Excess

Tier I capital to risk adjusted assets        12.6%           4.0%         8.6%
Total capital to risk adjusted assets         13.9%           8.0%         5.9%
Leverage ratio                                10.3%           4.0%         6.3%

      Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

Asset Quality and Allowance for Loan Losses

The Bank had nonperforming assets of $95,016 and $113,483 at June 30, 2001 and December 31, 2000, respectively. Nonperforming assets include loans delinquent 90 days or more and still accruing, nonaccrual loans, restructured loans, other real estate owned, and other nonperforming assets. The Bank had loans outstanding that were delinquent 90 days or more of $2,039 at June 30, 2001. There were no loans delinquent 90 days or more at December 31, 2000.

The Bank's allowance for loan losses was $1,341,354 or 1.49% of outstanding loans at June 30, 2001 as compared to $1,283,779 or 1.52% of outstanding loans at December 31, 2000.

The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. The adequacy for loan losses and the related provision are based upon management's evaluation of the risk characteristics of the loan portfolio under current economic conditions with consideration to such factors as financial condition of the borrowers, collateral values, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and delinquent trends. Management believes that the allowance for loan losses is adequate. While management uses all available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

ANALYSIS OF RESULTS OF OPERATIONS

Six Months Ended June 30, 2001 compared to June 30, 2000
--------------------------------------------------------

Net Interest Income

Net interest income is the Bank's primary source of earnings. Net interest income increased by $25,151 or 1.2% from $2,109,978 for the first six months in 2000 to $2,135,129 for the comparable period in 2001.

Interest income increased $732,955 or 19.1% from $3,831,599 for the first six months in 2000 to $4,564,554 for the comparable period in 2001. The increase in interest income was primarily the result of growth in average earning assets of approximately $13 million offset partially by a decreasing interest rate environment. Average loans increased by approximately $18 million or 24.9% from June 30, 2000 to June 30, 2001. Average investment securities, federal funds sold, and interest-bearing due from banks increased by approximately $7 million or 41.6% from June 30, 2000 to June 30, 2001. The weighted average yield on interest-earning assets decreased by 57 basis points from the June 2000 quarter-end to the June 2001 quarter-end. This is due to a 275 basis point interest rate decrease.

Interest expense increased by $707,804 or 41.1% for the six months ending June 30, 2001 compared to June 30, 2000. Average interest-bearing liabilities increased by approximately $22 million or 29.3% from June 30, 2000 to June 30, 2001. The average rate paid on those liabilities decreased by 38 basis points.

Noninterest Income

Noninterest income was $685,229 for the first six months in 2001 compared to $330,361 for the comparable period in 2000. The majority of the increase is from the increase in our mortgage loan business, $156,884 or 180.1%. Service charges on deposit accounts increased $43,316 or 27.3% due to a larger deposit base.

Noninterest Expense

Noninterest expense totaled $1,998,580 for six months ended June 30, 2001 compared to $1,637,125 for the same period ended June 30, 2000. This represents an increase of $361,455 or 22.1%. For the six months ended June 30, 2001, salaries and benefits increased $228,845 or 25.5% over the prior year due to additional employees and annual salary adjustments. Other expenses rose $136,103 or 26.7% due to the Bank's growth and the increased expenses due to bringing operations in house.

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

      Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

ANALYSIS OF RESULTS OF OPERATIONS, CONTINUED

Three Months Ended June 30, 2001 compared to June 30, 2000
----------------------------------------------------------

Overview

The Bank earned $244,779 or $.19 basic net income per share for the three months ended June 30, 2001, compared to $298,050 or $.24 basic net income per share for the same period in 2000. The decrease in net income is attributable to the decreasing interest rate environment.

The loan loss provision for the second quarter of 2000 was $27,000 compared to $130,000 for the same quarter in 2000. The current provision reflects management's current analysis of the loan portfolio.

Net Interest Income

Net interest income decreased from $1,105,096 for the second quarter of 2000 to $859,169 for the same quarter in 2001, a $245,927 or 22.3% decrease. Interest income for the quarter ended June 30, 2001 was $2,045,529 compared to $2,019,762, an increase of $25,767 or 1.3%. The increase is the result of growth in average earning assets offset by a decreasing interest rate environment. Interest expense was $1,186,359 for the three months ended June 30, 2001 compared to $914,666 for the same quarter in 2000, an increase of $271,693 or 29.7%. The increase is primarily due to an increase in average deposit balances.

Non-interest Income

Non-interest income was $544,986 at June 30, 2001 compared to $172,252 at June 30, 2000. The majority of the increase is from the increase in our mortgage loan business. Service charges on deposit accounts increased $25,151 or30.1% due to a larger deposit base.

Non-interest Expense

Non-interest expense was $849,298 for the quarter ended June 30, 2000 compared to $1,003,564 for the comparable quarter in 2001. This reflects a $154,266 increase, and is a result of the Bank's decision to bring various operational functions in-house that were previously outsourced. Salaries and employee benefits increased by $72,834 or 15.1% primarily related to employees hired to staff the operational area of the Bank. Other expenses increased $82,357 or 32.9% from $250,263 to $1,332,620 as a result of the Bank's growth.

Income Taxes

The Bank has accrued Federal and State income taxes in the amount of $128,812 for the second quarter of 2001. The Bank did not have a tax liability for the comparable quarter in 2000 due to a net operating loss carryforward.

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

                          PART II - OTHER INFORMATION

Item 4.    Submission of Matters to a Vote of Security Holders

           The Annual Meeting of Stockholders was held on May 8, 2001. Of the 1,147,591 shares entitled to vote as the meeting ____ 873,579 shares voted. The following matters were voted on at the meeting.

           1.  Election of Directors

               John D. Bridgeman, William J. P. Carstarphen, David E. Cline, Ronald W. Digby, Loretta P. Dodgen, W. Alex Hall, Douglas R. Harris, Henry T. Howe, John P. Judson, James B Macomson, H. Ray McKenney, Jr., Thomas C. Watson, Jr., and Johnathan D. Williams were all elected to one-year terms with 75.85% of shares voted.

           2. Larrowe & Company, PLC was ratified to serve as independent auditor for the year ending December 31, 2001 with 75.37% of the shares voted.

Item 6b.   Reports on Form 8-K

           A report on Form 8-K was filed during the second quarter of 2001. The report disclosed the letter of intent for First Gaston Bank to enter into a stock exchange agreement with Catawba Valley Bancshares, Inc. ("Catawba") and thereby become a subsidiary of Catawba.

           A second report on Form 8-K was filed subsequent to the end of the second quarter. It disclosed the definitive agreement for the above-referenced exchange agreement.

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

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                      FIRST GASTON BANK OF NORTH CAROLINA



Date:   July 24, 2001                    By: ___________________________________
      ----------------                   President and Chief Executive Officer



Date:   July 24, 2001                    By: ___________________________________
      ----------------                   Chief Financial Officer


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